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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of September 2006


                              AETERNA ZENTARIS INC.
                        ---------------------------------


                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     Form 20-F                  Form 40-F  X
                               -----                     -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                     Yes                        No   X
                         -----                     -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___





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                                 DOCUMENTS INDEX



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Documents    Description
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
1. Press release dated September 19, 2006: AEterna Zentaris to Sell 3,485,000 Subordinate Voting Shares of Atrium Biotechnologies through Secondary Offering
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                                                                          [LOGO]


AEterna Zentaris Inc. 1405 du Parc-Technologique Blvd.
Quebec (Quebec) Canada  G1P 4P5  T 418 652-8525  F 418 652-0881
www.aeternazentaris.com


                                                        PRESS RELEASE
                                                        For immediate release




AETERNA ZENTARIS TO SELL 3,485,000 SUBORDINATE VOTING SHARES OF ATRIUM BIOTECHNOLOGIES THROUGH SECONDARY OFFERING

O AETERNA ZENTARIS TO BECOME A PURE PLAY BIOPHARMACEUTICAL COMPANY FOCUSED ON ENDOCRINE THERAPY AND ONCOLOGY

O   AETERNA ZENTARIS INTENDS TO COMPLETE THE SPIN-OFF OF ATRIUM BY THE END OF
    2006

THIS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT INTENDED FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

QUEBEC CITY, QUEBEC (CANADA), SEPTEMBER 19, 2006 -- AEterna Zentaris Inc. (TSX:
AEZ; NASDAQ: AEZS), a growing global biopharmaceutical company focused on endocrine therapy and oncology, announced today that it has entered into an agreement with RBC Capital Markets providing for the sale on a bought-deal basis and distribution to the public of 3,485,000 subordinate voting shares held by it in its subsidiary, Atrium Biotechnologies Inc. (Atrium), representing 24% of AEterna Zentaris' ownership interest in Atrium, at a price of Cdn$15.80 per share. Atrium Biotechnologies Inc. (TSX: ATB) is a leading developer, manufacturer and marketer of science-based products for the cosmetics, pharmaceutical, chemical and nutrition industries.

AEterna Zentaris expects to realize net proceeds of approximately US$47 million from this sale of a significant portion of its ownership interest in Atrium. Atrium will not realize any proceeds from this transaction. AEterna Zentaris will use the net proceeds from this offering to advance its development pipeline and for general corporate purposes.

Following the closing of the offering, AEterna Zentaris intends, subject to receiving regulatory approvals, to distribute the remaining 11,052,996 subordinate voting shares in Atrium held by it to shareholders of AEterna Zentaris prior to the end of 2006 and, in so doing, will consider the manner in which such a transaction can be effected most advantageously and efficiently. AEterna Zentaris will notify its shareholders as soon as a definitive decision is made regarding the form and timing of such distribution, and will seek shareholder approval at a special meeting of its shareholders to effect the distribution if deemed necessary or advisable. Under the terms of the agreement with RBC Capital Markets, AEterna Zentaris will not affect the distribution for 60 days following closing of the offering.

The decision by AEterna Zentaris to sell a significant portion of its ownership interest in Atrium by way of secondary offering, and to distribute its remaining interest to its shareholders


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                                                                          [LOGO]


represents the culmination of a lengthy and detailed review process in which the management and Board of Directors of AEterna Zentaris examined a number of strategic alternatives for how best to pursue and implement its business plan of becoming a "pure play" biopharmaceutical company, including the divestiture of its investment in Atrium and the focus on advancing its development pipeline.

Closing of the offering is expected to occur on or about October 10, 2006 and is subject to certain conditions, including the approval of the Canadian securities regulatory authorities.

Dr. Eric Dupont, AEterna Zentaris' Chairman of the Board, stated: "We are very pleased to have seen Atrium establish itself as a solid public company since its initial public offering in April 2005 and believe it is an opportune time for us to become a pure play biopharmaceutical company, while leveraging our equity interest in Atrium. AEterna Zentaris is now more focused and will benefit from a solid financial position to execute its business plan and create additional value for its shareholders, while also affording them the opportunity to continue to benefit from the success of Atrium."

Gilles Gagnon, President and CEO of AEterna Zentaris, commented: "We are very pleased with this announcement as it is clearly in line with our strategic vision and transforms AEterna Zentaris into a pure play pharmaceutical company. Moving forward, we remain committed to further invest in R&D and advance our promising lead product candidates, namely cetrorelix in BPH, while also advancing specific targeted, earlier-stage compounds with high potential through the pipeline. This transaction is integral to the evolution of the Company as we continue to build a solid foundation to emerge as a specialty pharmaceutical company with a focus on endocrine therapy and oncology."

AEterna Zentaris currently owns 14,000,000 multiple voting shares and 537,996 subordinate voting shares of Atrium. Prior to the closing of the offering, AEterna Zentaris will convert 2,947,004 of its multiple voting shares of Atrium into an equal number of subordinate voting shares to be sold with the subordinate voting shares already held in the offering. Upon the closing of the offering, Atrium's remaining multiple voting shares, all of which are owned by AEterna Zentaris, will be automatically converted into subordinate voting shares on a one-for-one basis in accordance with Atrium's articles, and the dual-class share structure will be eliminated. Following completion of the secondary offering transaction, AEterna Zentaris will own 11,052,996 subordinate voting shares of Atrium, representing approximately 36% of all of Atrium's issued and outstanding shares at such time.

Following completion of the offering, AEterna Zentaris expects to have approximately US$69 million of cash on hand, including its current cash reserve of approximately US$22 million and net proceeds of the offering of approximately US$47 million.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction. The subordinate voting shares of Atrium have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

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                                                                          [LOGO]

ABOUT AETERNA ZENTARIS INC.

AEterna Zentaris Inc. is a growing global biopharmaceutical company focused on endocrine therapy and oncology, with proven expertise in drug discovery, development and commercialization.

AEterna Zentaris also owns 48.3% of the equity of Atrium Biotechnologies Inc. (TSX: ATB) and 64.7% of its voting rights. Atrium is a developer, manufacturer and marketer of science-based products for the cosmetics, pharmaceutical, chemical and nutritional industries.

News releases and additional information are available at www.aeternazentaris.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements preceded by, followed by, or that include the words "believes", "anticipates", "intends", "plans", "expects", "estimates", "will," "may", "should", "approximately", and the negative or other variations of those terms or comparable terminology, are forward-looking statements. Such statements reflect management's current views, intentions, strategies and plans and are based on certain assumptions.

Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the statements concerning AEterna Zentaris' future prospects following the completion of the sale by AEterna Zentaris of 3,485,000 subordinate voting shares in Atrium Biotechnologies by way of secondary offering, the subsequent distribution of the remaining subordinate voting shares of Atrium to holders of AEterna Zentaris' common shares, the ability of AEterna Zentaris to apply the use of proceeds in the manner described herein and whether such funds will suffice to allow AEterna Zentaris to implement its business strategies, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

                                      -30-
CONTACTS

Media Relations                            Investor Relations
Paul Burroughs                             Jenene Thomas
(418) 652-8525 ext. 280                    (418) 655-6140 or (908) 996-3154
paul.burroughs@aeternazentaris.com         jenene.thomas@aeternazentaris.com

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                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               AETERNA ZENTARIS INC.


Date:  September 19, 2006       By:  /s/Mario Paradis
-------------------------            ------------------------------------------
                                     Mario Paradis
                                     Vice President, Finance & Administration
                                     and Corporate Secretary